FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 8, 2002

Datalex plc

(Translation of registrant's name into English)

Howth House
Harbour Road
Howth, County Dublin
Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Datalex plc

INDEX TO EXHIBITS

Item

1. Press Release of Datalex plc, dated April 24, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datalex plc

Date: May 8, 2002

By:
Name: Liam Booth
Title: Finance Director

ITEM 1

FOR IMMEDIATE RELEASE

Press Release

XML Global Signs Reseller Agreement with

Datalex, a Leader in Technology Solutions for Global Travel Industry

Datalex will embed and resell XML Global's GoXML™ Transform and GoXML™ Message Service as a part of its proven technology solutions focused on Enterprise Application Integration for the global travel industry.

Vancouver, BC, April 24th, 2002 - XML Global Technologies, Inc. (OTC BB: XMLG), a leading provider of XML Middleware has signed a reseller agreement with Datalex Communications USA, Inc., a wholly-owned subsidiary of Datalex plc. Datalex, a leading provider of e-Business solutions for the global travel industry, provides Information Technology (IT) solutions to the airline and travel industry and produces a range of applications and data communications solutions used in more than 25,000 locations globally.

Under the terms of the agreement, Datalex will resell XML Global's products in combination with its BookIt! MATRIX™ product, a standards-based platform for communicating reservation, product and operational information for travel supply and distribution enterprises including airlines, hotels, car rental agencies and rail and ferry operators. The GoXML Transform Engine will be used to enable the conversion of legacy format messages, such as EDI, into XML formats, and the GoXML Message Service will be used to allow BookIt! MATRIX customers to exchange XML messages with trading partners using the Open Travel Alliance (OTA) specifications. BookIt! MATRIX provides a common set of travel services across a wide range of systems, enabling connectivity between host sources and e-Business applications. As a part of the agreement Datalex also reserves the right to resell GoXML™ DB and GoXML™ Registry.

Datalex and XML Global, as active members of the Open Travel Alliance, are committed, along with all OTA members, to implementing the recently passed OTA XML specifications into their e-Business architectures. The recently published OTA XML specification, 2001C, is a multi-functional XML specification that supports multiple types of essential travel related transactions. The OTA specification will allow travel industry companies to build direct connects and a single interface for travel quotes, bookings, modifications and cancellations and to then scale that interface to as many partners as necessary.

Without the OTA specification, travel companies would be required to write interfaces for each and every transaction – a short sighted and very costly approach to growing business in today's global economy. By incorporating XML Global's patented XML technology into their technology solutions, Datalex is demonstrating its commitment to the OTA's vision of using leading edge technology to better meet the demands and expectations of travelers and the travel industry. The OTA's membership includes more than 150 companies representing all sectors of the travel industry, including air, car, cruise, rail, hotel, travel agencies, tour operators and associations and technology providers. For more information please visit www.opentravel.org

"By offering GoXML™ Transform and GoXML™ Message Service with BookIt! MATRIX, our premier e-Business platform for the travel industry, we will now be able to offer our customers a comprehensive e-Business solution incorporating the best of breed legacy-to-XML transformation technology supported by ebXML messaging functionality," said James Peters, President and Chief Technology Officer of Datalex. "Datalex has chosen to partner with XML Global as we believe our complementary technologies will allow us to offer our travel industry clients a broad and robust set of XML integration tools for messaging and data transformation to create a compelling e-Business integration platform built for the travel enterprise."

"With Datalex, we have found the right reseller partner with a global presence, in-depth travel industry knowledge and a long and satisfied blue chip customer base," said Peter Shandro, CEO of XML Global Technologies. "Our partnership with Datalex is evidence of the relevance of this innovative and powerful XML based technology within the travel industry. Datalex, as an established market leader, has proven e-Business solutions, backed up by a knowledgeable and strong sales team and we look forward to a long and mutually profitable relationship."

BookIt! MATRIX supports connectivity to a wide range of Global Distribution Systems (GDSs), Central Reservations Systems (CRSs), hotel and property management systems, car and hotel industry switches, private inventory hosts, loyalty management, alliance, supply partner and other systems. BookIt! MATRIX is a powerful, extensible and scalable technology architecture that is third-party friendly and ensures that a travel enterprise can continually extend its e-Business capacities without having to periodically replace its investment in technology. In addition to legacy system connectivity, BookIt! MATRIX is the integration platform for the Datalex e-Business family of products.

About Datalex

Datalex is a leading provider of technology solutions for the global travel industry. Founded in 1985, the company is headquartered in Dublin, Ireland, and maintains offices throughout the world: Europe (Amsterdam, Frankfurt, Paris, Manchester); USA (Atlanta, Petaluma, Minneapolis); and Asia-Pacific (Melbourne, Singapore).

Datalex's customers include Aer Lingus, Air Canada, Amadeus, American Airlines, American Express, AMTRAK, California State Automobile Association, Delta Air Lines, FAR&WIDE, Galileo, KLM, Lufthansa, Norwegian Cruise Lines, Singapore Airlines, SilkAir, SNCF, Thomas Cook, Trailfinders, Travelcare and Unisys. Datalex also is a strategic partner with FAR&WIDE and Worldspan. Datalex is a publicly held company traded on the Irish Stock Exchange (symbol: DLE). For more information, please visit the company's Web site at www.datalex.com.

About XML Global Technologies, Inc.

XML Global Technologies, Inc. is an XML middleware company focused on providing a methodical approach to the adoption of XML-based solutions. The Company's GoXML™ Transform product line provides an intuitive, modular solution for integration of structured data. Its powerful transformation engine links XML to traditional data formats, like relational and EDI. It also transforms data between various XML dialects. Transformation solutions developed with the XML Integration Workbench can be deployed to GoXML Transform Enterprise Edition for centralized management and connectivity to integration platforms, message queues, and workflow engines. Interfaces for Web Services and ebXML allow it to plug into popular e-business infrastructures.

The Company is an active member of the ebXML, UDDI, OAG, W3C and OASIS standards initiatives. Founded in May 1999, XML Global has its US headquarters in New York, NY, and a research and development office in Vancouver, BC. To find out more about XML Global Technologies (OTCBB: XMLG), visit our company website at www.xmlglobal.com

PR Contact Information

Contact	Anthony Dutton – XML Global Technologies, Inc.
	Director of Corporate Communications
Phone	1-604-717-1100 ext.112
	1-800-201-1848 ext.112
Email	anthony.dutton@xmlglobal.com
Web	www.xmlglobal.com

Contact Frank Mantero – Datalex

Director of PR

Phone 1-770-255-2470

Email www.datalex.com

Forward Looking Statements

All statements are based on XML Global Technologies, Inc.'s current knowledge and specific assumptions with respect to future business decisions. The actual results of XML Global Technologies, Inc. may differ materially from those indicated by these forward looking statements as a result of various important factors, including, but not limited to, those discussed in the Risk Factors section of XML Global Technologies' recent registration document, SB-2/A, which is on file with the Securities and Exchange Commission.

This Datalex press release contains certain forward-looking statements. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Annual Report on Form 20-F

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to travel market forecasts and budgetary and other financial targets. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, the impact of the noncash charges, changes in the Company's strategic alliances and integration processes of acquired businesses or assets, a decline in the worldwide travel market, acceptance of and demand for online travel booking products and services, changes in the structure and popularity of the Internet, rapid technological changes, changes in the euro/dollar exchange rate, changes in the political, regulatory or fiscal regime in Datalex's area of activity and general economic conditions in the countries in which Datalex operates. For a discussion of these and other factors which may have a material impact upon Datalex's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating and Financial Review and Prospects" of the Company's Annual Report on Form 20-F.